Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FOURTH QUARTER AND FULL YEAR 2019 RESULTS

•                  Achieved record global gaming product sales in 2019

•                  Full-year net loss of $19 million includes $99 million non-cash goodwill impairment charge

•                  2019 Adjusted EBITDA of $1.71 billion, in top half of outlook

•                  Fourth quarter net loss of $168 million reflects non-cash FX losses and impairment charge; Adjusted EBITDA of $436 million driven by higher profits from North America Gaming and International segments

•                  $1.09 billion in operating cash flow for 2019; free cash flow of $651 million

LONDON, U.K. — March 3, 2020 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and full year ended December 31, 2019. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.

“We achieved the high end of our profit and cash flow expectations for 2019, led by strong results for our North America Gaming and Italy segments,” said Marco Sala, CEO of IGT. “In the full year, we grew global gaming product sales by more than 20% thanks to higher unit shipments and the success of our new games. Global lottery same-store revenue also rose. We are closely monitoring the impact of the Coronavirus outbreak. Apart from this, solid operational performance across products and regions should support continued momentum in 2020.”

“2019 marked an important inflection in cash flows for IGT,” said Timothy Rishton, Interim CFO of IGT. “Having generated $1.1 billion in cash from operations, we invested in the business, paid down debt, and returned capital to shareholders. We enter 2020 in strong financial condition.”

Overview of Consolidated Fourth Quarter and Full Year 2019 Results

				Constant
	Quarter Ended		Y/Y	Currency
	December 31,		Change	Change
(In $ millions, unless otherwise noted)	2019	2018	(%)	(%)

Revenue	1,253	1,266	-1%	0%
Operating income	81	41	99%	112%
Net income/(loss) per diluted share	$(0.82)	$(0.50)	-64%
Adjusted EBITDA	436	416	5%	6%
Adjusted net income per diluted share	$0.31	$0.24	29%
Net debt	7,382	7,761	-5%

				Constant
	Year Ended		Y/Y	Currency
	December 31,		Change	Change
(In $ millions, unless otherwise noted)	2019	2018	(%)	(%)

Revenue	4,786	4,831	-1%	2%
Operating income	637	647	-2%	3%
Net income/(loss) per diluted share	$(0.09)	$(0.10)	11%
Adjusted EBITDA	1,713	1,737	-1%	2%
Adjusted net income per diluted share	$1.08	$0.99	10%

Note: Adjusted EBITDA and adjusted net income per diluted share are non-GAAP financial measures. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Overview of Consolidated Fourth Quarter 2019 Results

Consolidated revenue of $1.25 billion, down 1% from the prior year as reported, in line at constant currency

•                  Strong growth in global gaming and North America lottery product sales

•                  Higher sports betting contribution from Italy and North America

•                  Lower service revenues from reduced North American multistate jackpot activity and impact of Italy gaming machine taxes

Operating income of $81 million, up from $41 million in the prior year

•                  Reduced goodwill impairment

•                  Beneficial product sales mix

•                  Lower bad debt expense

Adjusted EBITDA of $436 million, up 5% from the prior year period as reported, up 6% at constant currency

•                  Higher profit contributions from North America Gaming & Interactive, International, and Italy segments

•                  North America Lottery impacted by lower jackpot activity

Interest expense, net was $101 million, down 3% from the prior-year quarter

Income taxes of $13 million, down from $30 million on lower pre-tax income

Net loss attributable to IGT was $168 million; adjusted net income attributable to IGT of $63 million, up from $48 million in the prior year

•                  Net loss includes non-cash, non-deductible goodwill impairment charge of $99 million, reducing the carrying value of the International segment, in addition to $102 million of non-cash foreign exchange losses

•                  Adjusted net income increase driven by higher operating income

Net loss per diluted share of $0.82; adjusted net income per diluted share of $0.31 versus $0.24 in the prior year

Net debt of $7.38 billion, an improvement of 5% from $7.76 billion at December 31, 2018

Overview of Consolidated Full Year 2019 Results

Consolidated revenue was $4.79 billion, down 1% from 2018 as reported, up 2% at constant currency

•                  Significant growth in global gaming product sales, sports betting, and Italy commercial services

•                  Global service revenue impacted by higher gaming machine taxes in Italy, Illinois lottery contract conclusion, and exceptional North American jackpot activity in the prior year

Operating income of $637 million, down 2% from the prior year as reported, up 3% at constant currency

•                  Reduced goodwill impairment

Adjusted EBITDA of $1.71 billion, down 1% as reported, up 2% at constant currency

•                  Strong profit growth from North America Gaming & Interactive and Italy at constant currency

Interest expense, net was $410 million, down from $417 million in the prior year

Income taxes of $173 million, down from $189 million on lower pre-tax income

Net loss attributable to IGT was $19 million; adjusted net income attributable to IGT of $221 million, up from $201 million in the prior year

•                  Net loss includes non-cash, non-deductible goodwill impairment charge of $99 million, reducing the carrying value of the International segment

•                  Adjusted net income increase driven by reduced interest expense and lower income taxes

Net loss per diluted share of $0.09; adjusted net income per diluted share of $1.08 versus $0.99 in the prior year

Capital expenditures of $442 million compared to $533 million in the prior year

Cash from operations totals $1.1 billion, up significantly from $30 million in the prior year, which included $878 million in Italy upfront license fees

Cash and cash equivalents were $663 million as of December 31, 2019, compared to $251 million as of December 31, 2018

Fourth Quarter Operating Segment Review

North America Gaming & Interactive

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘19	Q4 ‘18	Reported	FX	Period Ended December 31	Q4 ‘19	Q4 ‘18	Change
Gaming
Total revenue	282	273	3%	3%	Installed base units (end of period)
Gaming services	139	147	-6%	-6%	Casino	20,493	23,108	-11.3%
Terminal	98	101	-3%	-3%
Other	41	46	-11%	-11%	Machine units shipped
Product sales	143	126	13%	13%	New/expansion	1,405	247	468.8%
Terminal	111	96	16%	16%	Replacement	5,986	6,485	-7.7%
Other	32	30	5%	5%	Total machines shipped	7,391	6,732	9.8%

Other
Total revenue	18	2	NM	NM
Service revenue	4	2	140%	140%
Product revenue	14	0	NM	NM

Total
Revenue	300	275	9%	9%
Operating income	68	51	33%	32%

Revenue up 9% to $300 million

•                  Gaming product sales revenue of $143 million, up 13% over the prior year

•                  Strong 16% increase in terminal revenue resulting from 10% increase in gaming machine units shipped and higher average selling prices

•                  Increase in other product sales from higher software and systems revenue

•                  Gaming service revenue of $139 million, compared to $147 million in the prior-year period

•                  Installed base reflects removals in Oklahoma; yields higher

•                  Impact of multi-year poker contracts executed in prior periods

•                  Other product revenue driven by software license

Operating income of $68 million, up 33% over the prior year

•                  Strong terminal, software, and systems sales

North America Lottery

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘19	Q4 ‘18	Reported	FX	Period Ended December 31	Q4 ‘19	Q4 ‘18	Change
Gaming
Total revenue	37	40	-9%	-9%	Installed base units (end of period)
Gaming services	37	40	-9%	-9%	VLT - Government sponsored	13,553	14,939	-9.3%
Terminal	23	25	-5%	-5%
Other	13	16	-14%	-15%	Lottery same-store revenue growth
Product sales	0	0	0%	0%	Instant ticket & draw games			3.8%
					Multistate jackpots			-62.8%
Lottery					Total lottery same-store revenue growth			-11.1%
Total revenue	240	268	-10%	-10%
Lottery services	222	255	-13%	-13%
FMC	204	226	-10%	-10%
Instant ticket & draw games	168	193	-13%	-13%
Other services	37	33	10%	10%
LMA	17	29	-41%	-41%
Product sales	19	13	46%	46%

Other
Total revenue	2	0	NM	NM
Service revenue	2	0	NM	NM

Total
Revenue	279	309	-9%	-9%
Operating income	51	79	-35%	-35%

Revenue of $279 million compared to $309 million in the prior-year period

•                  Lottery service revenue of $222 million, compared to $255 million in the prior year

•                  Instant ticket & draw game same-store revenue up 4%; overall same-store revenue growth impacted by significant multistate jackpot activity in the prior year and very low activity in the current year

•                  Impact of Illinois contract conclusion

•                  Lottery product sales revenue up on strong demand for self-service vending machines

Operating income of $51 million, compared to $79 million in the prior year

•                  Principally due to lower jackpot activity

•                  Continued growth in lottery service despite conclusion of Illinois contract

International

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘19	Q4 ‘18	Reported	FX	Period Ended December 31	Q4 ‘19	Q4 ‘18	Change
Gaming
Total revenue	131	127	3%	6%	Installed base units (end of period)
Gaming services	27	34	-20%	-18%	Casino	9,709	10,636	-8.7%
Terminal	10	13	-20%	-16%	VLT - Government sponsored	5,148	4,269	20.6%
Other	16	21	-20%	-19%	Total installed base units	14,857	14,905	-0.3%
Product sales	105	94	12%	14%
Terminal	77	64	21%	24%	Machine units shipped
Other	27	30	-9%	-7%	New/expansion	406	528	-23.1%
					Replacement	5,818	4,730	23.0%
Lottery					Total machines shipped	6,224	5,258	18.4%
Total revenue	80	76	5%	6%
Lottery services	75	72	5%	6%
FMC	75	72	5%	6%	Lottery same-store revenue growth
Instant ticket & draw games	58	56	3%	3%	Instant ticket & draw games			5.6%
Other services	18	16	11%	16%	Multistate jackpots			12.9%
Product sales	5	4	8%	10%	Total lottery same-store revenue growth			6.1%

Other
Total revenue	15	18	-17%	-14%
Service revenue	14	17	-17%	-14%
Product sales	0	0	0%	0%

Total
Revenue	226	221	2%	4%
Operating income	53	28	87%	98%

Revenue of $226 million, up 2% from the prior-year period as reported, up 4% at constant currency

•                  Gaming product sales revenue of $105 million, up 12% as reported, up 14% at constant currency

•                  Significant increase in replacement units shipped, including 1,628 Sweden VLTs; lower new/expansion activity

•                  Gaming service revenue was $27 million

•                  Year-over-year decline in the installed base due to conversions in prior periods

•                  Lower interactive revenue

•                  Lottery service revenue of $75 million, up 5% as reported, up 6% at constant currency

•                  6% overall same-store revenue growth on broad-based European strength

Operating income of $53 million, up significantly compared to $28 million in the prior year

•                  Improved gaming machine mix

•                  Lower bad debt expense

Italy

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘19	Q4 ‘18	Reported	FX	Period Ended December 31	Q4 ‘19	Q4 ‘18	Change
					(In € millions, except machines)
Gaming
Total revenue	171	192	-11%	-9%	Lottery
Gaming services	171	191	-11%	-9%	Lotto wagers	2,062	2,089	-1.3%
Terminal	154	174	-11%	-9%	10eLotto	1,468	1,495	-1.8%
Other	17	18	-5%	-3%	Core	483	468	3.3%
Product sales	0	0	0%	0%	Late numbers	65	78	-16.5%
					MillionDAY	46	49	-7.2%
Lottery
Total revenue	194	202	-4%	-2%	Scratch & Win wagers	2,354	2,383	-1.2%
Lottery services	194	202	-4%	-2%
FMC	194	202	-4%	-2%	Italy lottery revenue growth			-2.1%
Instant ticket & draw games	240	248	-3%	-1%
Other services	(46)	(46)	0%	2%	Gaming
Product sales	0	0	0%	0%	Installed base (end of period)
					VLT - Operator (B2C)	11,020	10,991	0.3%
Other					VLT - Supplier (B2B)	7,501	8,058	-6.9%
Total revenue	83	68	22%	25%	AWP	40,892	42,928	-4.7%
Service revenue	83	68	22%	25%	Total installed base	59,413	61,977	-4.1%
Product sales	0	0	0%	0%
					Wagers
Total					VLT - Operator (B2C)	1,414	1,564	-9.5%
Revenue	448	462	-3%	-1%	AWP	958	997	-3.9%
Operating income	113	118	-4%	-2%	Interactive wagers (gaming)	577	492	17.2%

					Other
					Sports betting wagers (1)	298	273	9.1%
					Sports betting payout (%) (1)	83.3%	84.2%	-0.9 pp

					(1) Includes virtual wagers and pools & horses

Revenue of $448 million, down 3% from the prior-year period as reported, in line at constant currency

•                  Lottery service revenue of $194 million, down 4% as reported, down 2% at constant currency, on slightly lower wagers

•                  Gaming service revenue of $171 million compared to $191 million in the prior year on impact of higher taxes on AWPs and VLTs

•                  Other service revenue of $83 million, up 22% as reported, up 25% at constant currency

•                  Increased sports betting wagers and lower payout versus the prior year

•                  Growth in commercial services

Operating income of $113 million, down 4% as reported, down 2% at constant currency

•                  Strong sports betting contribution nearly offsets impact of higher taxes

Other Developments

•                  The Company will file its 2019 Annual Report on Form 20-F with the United States Securities and Exchange Commission (SEC) today

•                  Report will be available in the Investor Relations section of the Company’s website at www.IGT.com and on the SEC’s website, www.SEC.com

2020 Outlook

•                  Operating income of $740 - $790 million

•                  Depreciation and amortization of $870 - $880 million

•                  Capital expenditures of $400 - $500 million

•                  Full-year EUR/USD exchange rate of 1.10

•                  Outlook does not factor any potential COVID-19 impact

Conference Call and Webcast

March 3, 2020, at 8:00 a.m. EST

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number is +1 844 842 7999

•                  Outside the US/Canada toll-free number is +1 612 979 9887

•                  Conference ID/confirmation code is 1978149

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number is +1 855 859 2056

•                  Outside the US/Canada replay number is +1 404 537 3406

•                  ID/Confirmation code is 1978149

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2019 are calculated using the same foreign exchange rates as the corresponding 2018 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	December 31,
	2019	2018

Service revenue	967,972	1,029,031
Product sales	285,418	237,101
Total revenue	1,253,390	1,266,132

Cost of services	614,836	638,105
Cost of product sales	156,076	157,965
Selling, general and administrative	229,531	238,654
Research and development	65,936	64,782
Goodwill impairment	99,000	118,000
Other operating expense, net	6,632	7,735
Total operating expenses	1,172,011	1,225,241

Operating income	81,379	40,891

Interest expense, net	(100,649)	(103,666)
Foreign exchange (loss) gain, net	(101,770)	32,096
Other expense, net	(4,758)	(9,040)
Total non-operating expenses	(207,177)	(80,610)

Loss before provision for income taxes	(125,798)	(39,719)

Provision for income taxes	12,587	30,337

Net loss	(138,385)	(70,056)

Less: Net income attributable to non-controlling interests	29,313	31,943

Net loss attributable to IGT PLC	(167,698)	(101,999)

Net loss attributable to IGT PLC per common share - basic	(0.82)	(0.50)
Net loss attributable to IGT PLC per common share - diluted	(0.82)	(0.50)

Weighted-average shares - basic	204,435	204,307
Weighted-average shares - diluted	204,435	204,307

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the year ended
	December 31,
	2019	2018

Service revenue	3,860,746	4,046,314
Product sales	925,060	784,942
Total revenue	4,785,806	4,831,256

Cost of services	2,380,355	2,450,658
Cost of product sales	553,293	491,030
Selling, general and administrative	846,047	844,059
Research and development	266,241	263,279
Goodwill impairment	99,000	118,000
Other operating expense, net	3,742	17,239
Total operating expenses	4,148,678	4,184,265

Operating income	637,128	646,991

Interest expense, net	(410,129)	(417,387)
Foreign exchange gain, net	39,839	129,051
Other income (expense), net	17,929	(54,607)
Total non-operating expenses	(352,361)	(342,943)

Income before provision for income taxes	284,767	304,048

Provision for income taxes	173,109	189,401

Net income	111,658	114,647

Less: Net income attributable to non-controlling interests	130,683	135,997

Net loss attributable to IGT PLC	(19,025)	(21,350)

Net loss attributable to IGT PLC per common share - basic	(0.09)	(0.10)
Net loss attributable to IGT PLC per common share - diluted	(0.09)	(0.10)

Weighted-average shares - basic	204,373	204,083
Weighted-average shares - diluted	204,373	204,083

International Game Technology PLC

Consolidated Balance Sheets

($ thousands)

Unaudited

	December 31,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	662,934	250,669
Restricted cash and cash equivalents	231,317	261,108
Trade and other receivables, net	1,006,127	949,085
Inventories	161,790	282,698
Other current assets	571,869	543,136
Total current assets	2,634,037	2,286,696
Systems, equipment and other assets related to contracts, net	1,307,940	1,404,426
Property, plant and equipment, net	146,055	185,349
Operating lease right-of-use-assets	341,538	—
Goodwill	5,451,494	5,580,227
Intangible assets, net	1,836,002	2,044,723
Other non-current assets	1,927,524	2,147,081
Total non-current assets	11,010,553	11,361,806
Total assets	13,644,590	13,648,502

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,120,922	1,142,371
Current portion of long-term debt	462,155	—
Short-term borrowings	3,193	34,822
Other current liabilities	882,081	824,931
Total current liabilities	2,468,351	2,002,124
Long-term debt, less current portion	7,600,169	7,977,267
Deferred income taxes	366,822	446,083
Operating lease liabilities	310,721	—
Other non-current liabilities	413,549	471,099
Total non-current liabilities	8,691,261	8,894,449
Total liabilities	11,159,612	10,896,573
Commitments and contingencies
Shareholders’ equity	2,484,978	2,751,929
Total liabilities and shareholders’ equity	13,644,590	13,648,502

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the year ended
	December 31,
	2019	2018
Cash flows from operating activities
Net income	111,658	114,647
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	434,264	432,899
Amortization	279,193	272,561
Amortization of upfront license fees	205,739	217,341
Goodwill impairment	99,000	118,000
Stock-based compensation expense	26,514	33,086
Debt issuance cost amortization	22,436	22,042
Loss on extinguishment of debt	11,964	54,423
Foreign exchange gain, net	(39,839)	(129,051)
Gain on sale of assets	(64,714)	(318)
Deferred income taxes	(68,293)	(34,494)
Other non-cash costs, net	23,091	32,275
Changes in operating assets and liabilities, excluding the effects of disposition and acquisitions:
Trade and other receivables	(58,213)	(54,356)
Inventories	84,472	12,556
Upfront license fees	—	(878,055)
Accounts payable	7,180	(51,990)
Other assets and liabilities	18,683	(131,940)
Net cash provided by operating activities	1,093,135	29,626

Cash flows from investing activities
Capital expenditures	(442,084)	(533,052)
Proceeds from sale of assets	124,043	19,243
Other	5,851	2,272
Net cash used in investing activities	(312,190)	(511,537)

Cash flows from financing activities
Principal payments on long-term debt	(1,264,647)	(1,899,888)
Dividends paid	(163,503)	(163,236)
Net (payments of) receipts from financial liabilities	(34,324)	7,123
Net (payments of) proceeds from short-term borrowings	(32,067)	34,822
Debt issuance costs paid	(25,930)	(17,033)
Payments in connection with extinguishment of debt	(8,689)	(49,976)
Proceeds from long-term debt	1,397,025	1,687,761
Dividends paid - non-controlling interests	(136,655)	(126,926)
Return of capital - non-controlling interests	(98,788)	(85,121)
Capital increase - non-controlling interests	1,499	321,584
Other	(10,195)	(20,655)
Net cash used in financing activities	(376,274)	(311,545)

Net increase (decrease) in cash and cash equivalents, and restricted cash	404,671	(793,456)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(22,197)	(197)
Cash and cash equivalents, and restricted cash at the beginning of the period	511,777	1,305,430
Cash and cash equivalents, and restricted cash at the end of the period	894,251	511,777

Supplemental Cash Flow Information:
Interest paid	(400,022)	(445,698)
Income taxes paid	(235,385)	(239,831)

International Game Technology PLC

Net Debt

($ thousands)

Unaudited

	December 31,	December 31,
	2019	2018

4.125% Senior Secured Notes due February 2020 (2)	—	499,167
4.750% Senior Secured Notes due March 2020 (2)	—	438,252
5.500% Senior Secured Notes due June 2020 (1)	—	27,519
6.250% Senior Secured Notes due February 2022 (1)	1,491,328	1,469,609
4.750% Senior Secured Notes due February 2023 (2)	948,382	964,730
5.350% Senior Secured Notes due October 2023 (1)	60,885	60,983
3.500% Senior Secured Notes due July 2024 (2)	557,331	567,179
6.500% Senior Secured Notes due February 2025 (1)	1,089,959	1,088,385
3.500% Senior Secured Notes due June 2026 (2)	835,105	—
6.250% Senior Secured Notes due January 2027 (1)	743,387	742,667
2.375% Senior Secured Notes due April 2028 (2)	556,403	—
Senior Secured Notes, long-term	6,282,780	5,858,491

Term Loan Facilities due January 2023 (2)	1,317,389	1,705,395
Revolving Credit Facilities due July 2024 (1) (2)	—	413,381
Long-term debt, less current portion	7,600,169	7,977,267

4.750% Senior Secured Notes due March 2020 (2)	434,789	—
5.500% Senior Secured Notes due June 2020 (1)	27,366	—
Current portion of long-term debt	462,155	—

Short-term borrowings	3,193	34,822
Total debt	8,065,517	8,012,089

Less: Cash and cash equivalents	662,934	250,669
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	20,464	—

Net debt	7,382,119	7,761,420

(1) U.S. dollar-denominated debt

(2) Euro-denominated debt

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC

Reconciliations of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	December 31,
	2019	2018

Net loss	(138,385)	(70,056)
Provision for income taxes	12,587	30,337
Interest expense, net	100,649	103,666
Foreign exchange loss (gain), net	101,770	(32,096)
Other non-operating expense, net	4,758	9,040
Operating income	81,379	40,891
Goodwill impairment	99,000	118,000
Depreciation	118,973	120,696
Amortization - purchase accounting	47,958	49,772
Amortization - non-purchase accounting (a)	75,183	70,922
Stock-based compensation expense	6,468	8,142
Other (b)	6,566	7,534
Adjusted EBITDA	435,527	415,957

Cash flows from operating activities	304,430	(219,686)
Capital expenditures	(109,368)	(158,739)
Free Cash Flow	195,062	(378,425)

Net loss attributable to IGT PLC	(167,698)	(101,999)
Foreign exchange loss (gain), net	101,770	(32,096)
Goodwill impairment	99,000	118,000
Depreciation and amortization - purchase accounting	48,591	51,774
Refinancing costs	—	5,004
Other (b)	6,566	7,534
Income tax impact on adjustments (c)	(25,668)	183
Adjusted net income attributable to IGT PLC	62,561	48,400
Weighted-average shares - diluted	204,435	204,307
Adjusted weighted-average shares - diluted (d)	204,631	204,328
Net loss attributable to IGT PLC per common share - diluted	(0.82)	(0.50)
Adjusted net income attributable to IGT PLC per common share - diluted	0.31	0.24

(a) Includes amortization of upfront license fees.

(b) Includes non-goodwill impairment charges, restructuring expense, and transaction-related costs.

(c) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(d) Adjusted weighted-average shares — diluted includes shares that were excluded from the GAAP computation, due to the net loss as reported.

International Game Technology PLC

Reconciliations of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	For the year ended
	December 31,
	2019	2018
Net income	111,658	114,647
Provision for income taxes	173,109	189,401
Interest expense, net	410,129	417,387
Foreign exchange gain, net	(39,839)	(129,051)
Other non-operating (income) expense, net	(17,929)	54,607
Operating income	637,128	646,991
Goodwill impairment	99,000	118,000
Depreciation	434,264	432,899
Amortization - purchase accounting	191,624	200,095
Amortization - non-purchase accounting (a)	293,308	289,807
Stock-based compensation expense	26,514	33,086
Other (b)	31,147	16,372
Adjusted EBITDA	1,712,985	1,737,250

Cash flows from operating activities	1,093,135	29,626
Capital expenditures	(442,084)	(533,052)
Free Cash Flow	651,051	(503,426)

Net loss attributable to IGT PLC	(19,025)	(21,350)
Foreign exchange gain, net	(39,839)	(129,051)
Goodwill impairment	99,000	118,000
Depreciation and amortization - purchase accounting	194,153	208,367
Refinancing costs	11,964	54,463
Other (b)	31,147	16,372
Income tax impact on adjustments (c)	(56,487)	(45,379)
Adjusted net income attributable to IGT PLC	220,913	201,422
Weighted-average shares - diluted	204,373	204,083
Adjusted weighted-average shares - diluted (d)	204,557	204,363
Net loss attributable to IGT PLC per common share - diluted	(0.09)	(0.10)
Adjusted net income attributable to IGT PLC per common share - diluted	1.08	0.99

(a) Includes amortization of upfront license fees.

(b) Includes non-goodwill impairment charges, restructuring expense, and transaction-related costs.

(c) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(d) Adjusted weighted-average shares — diluted includes shares that were excluded from the GAAP computation, due to the net loss as reported.

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	Q4 ‘19	Q4 ‘18	Reported	FX	Period Ended December 31	Q4 ‘19	Q4 ‘18	Change
Gaming
Total revenue	622	632	-2%	-1%	Installed base units (end of period)
Gaming services	374	413	-9%	-8%	Casino	30,202	33,744	-10.5%
Terminal	286	312	-9%	-7%	VLT - Government sponsored (ex-Italy)	18,701	19,208	-2.6%
Other	88	100	-12%	-12%	VLT - Italy supplier (B2B)	7,501	8,058	-6.9%
Product sales	248	220	13%	14%	Total installed base units	56,404	61,010	-7.5%
Terminal	188	159	18%	19%	Yield (average gross revenue per unit per day)	$27.62	$26.90	2.7%
Other	60	60	-1%	0%
					Additional Italian network details:
Lottery					VLT - Operator (B2C)	11,020	10,991	0.3%
Total revenue	514	547	-6%	-5%	AWP	40,892	42,928	-4.7%
Lottery services	491	530	-7%	-6%
FMC	474	500	-5%	-4%	Machine units shipped
Instant ticket & draw games	465	497	-6%	-5%	New/expansion	1,811	775	133.7%
Other services	8	3	161%	177%	Replacement	11,804	11,215	5.3%
LMA	17	29	-41%	-41%	Total machines shipped	13,615	11,990	13.6%
Product sales	23	17	36%	37%

Other					Global lottery same-store revenue growth
Total revenue	118	87	35%	38%	Instant ticket & draw games			4.3%
Service revenue	103	87	19%	22%	Multistate jackpots			-56.6%
Product sales	14	0	NM	NM	Total lottery same-store revenue growth (ex-Italy)			-7.1%
					Italy lottery revenue growth			-2.1%
Consolidated
Revenue	1,253	1,266	-1%	0%
Operating Income:
Segment total	286	277	3%	5%
Purchase accounting	(148)	(170)	-13%	13%
Corporate support	(57)	(67)	-15%	14%
Total	81	41	99%	112%

Full Year Comparisons by Segment:

NORTH AMERICA GAMING & INTERACTIVE

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	FY ‘19	FY ‘18	Reported	FX	Period Ended December 31	FY ‘19	FY ‘18	Change
Gaming
Total revenue	1,042	1,001	4%	4%	Installed base units (end of period)
Gaming services	605	622	-3%	-3%	Casino	20,493	23,108	-11.3%
Terminal	407	420	-3%	-3%
Other	198	202	-2%	-2%	Machine units shipped
Product sales	437	379	15%	15%	New/expansion	4,116	3,917	5.1%
Terminal	321	262	23%	23%	Replacement	16,903	14,922	13.3%
Other	116	117	-1%	-1%	Total machines shipped	21,019	18,839	11.6%

Other
Total revenue	28	2	NM	NM
Service revenue	14	2	NM	NM
Product revenue	14	0	0%	0%

Total
Revenue	1,071	1,003	7%	7%
Operating income	264	219	21%	18%

NORTH AMERICA LOTTERY

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	FY ‘19	FY ‘18	Reported	FX	Period Ended December 31	FY ‘19	FY ‘18	Change
Gaming
Total revenue	153	154	0%	0%	Installed base units (end of period)
Gaming services	152	153	-1%	-1%	VLT - Government sponsored	13,553	14,939	-9.3%
Terminal	97	100	-3%	-3%
Other	54	54	2%	2%	Lottery same-store revenue growth
Product sales	2	0	NM	NM	Instant ticket & draw games			4.6%
					Multistate jackpots			-29.3%
Lottery					Total lottery same-store revenue growth			-0.6%
Total revenue	1,007	1,038	-3%	-3%
Lottery services	915	958	-4%	-4%
FMC	807	829	-3%	-3%
Instant ticket & draw games	663	697	-5%	-5%
Other services	145	131	10%	10%
LMA	108	129	-16%	-16%
Product sales	91	80	14%	15%

Other
Total revenue	5	0	NM	NM
Service revenue	5	0	NM	NM

Total
Revenue	1,165	1,192	-2%	-2%
Operating income	256	297	-14%	-13%

INTERNATIONAL

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	FY ‘19	FY ‘18	Reported	FX	Period Ended December 31	FY ‘19	FY ‘18	Change
Gaming
Total revenue	473	417	14%	18%	Installed base units (end of period)
Gaming services	112	140	-20%	-14%	Casino	9,709	10,636	-8.7%
Terminal	46	54	-15%	-7%	VLT - Government sponsored	5,148	4,269	20.6%
Other	66	86	-23%	-19%	Total installed base units	14,857	14,905	-0.3%
Product sales	361	277	30%	35%
Terminal	259	193	34%	38%	Machine units shipped
Other	102	84	22%	27%	New/expansion	1,698	1,880	-9.7%
					Replacement	19,308	11,820	63.4%
Lottery					Total machines shipped	21,006	13,700	53.3%
Total revenue	303	329	-8%	-5%
Lottery services	284	283	1%	4%	Lottery same-store revenue growth
FMC	284	283	1%	4%	Instant ticket & draw games			4.1%
Instant ticket & draw games	222	222	0%	4%	Multistate jackpots			18.4%
Other services	63	61	2%	5%	Total lottery same-store revenue growth			4.9%
Product sales	19	46	-60%	-58%

Other
Total revenue	64	74	-13%	-7%
Service revenue	64	73	-12%	-5%
Product sales	0	2	NM	NM

Total
Revenue	840	820	2%	7%
Operating income	127	142	-11%	-3%

ITALY

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	FY ‘19	FY ‘18	Reported	FX	Period Ended December 31	FY ‘19	FY ‘18	Change
					(In €millions, except machines)
Gaming
Total revenue	633	734	-14%	-9%	Lottery
Gaming services	632	733	-14%	-9%	Lotto wagers	8,149	8,017	1.7%
Terminal	566	665	-15%	-10%	10eLotto	5,860	5,728	2.3%
Other	65	68	-4%	1%	Core	1,941	1,877	3.4%
Product sales	1	1	6%	9%	Late numbers	163	227	-28.3%
					MillionDAY	187	185	0.8%
Lottery
Total revenue	760	793	-4%	1%	Scratch & Win wagers	9,194	9,207	-0.1%
Lottery services	760	793	-4%	1%
FMC	760	793	-4%	1%	Italy lottery revenue growth			0.9%
Instant ticket & draw games	949	991	-4%	1%
Other services	(189)	(198)	-4%	1%	Gaming
Product sales	0	0	0%	0%	Installed base (end of period)
					VLT - Operator (B2C)	11,020	10,991	0.3%
Other					VLT - Supplier (B2B)	7,501	8,058	-6.9%
Total revenue	316	288	10%	16%	AWP	40,892	42,928	-4.7%
Service revenue	316	288	10%	16%	Total installed base	59,413	61,977	-4.1%
Product sales	0	0	0%	0%
					Wagers
Total					VLT - Operator (B2C)	5,669	5,838	-2.9%
Revenue	1,709	1,815	-6%	-1%	AWP	3,690	3,717	-0.7%
Operating income	521	541	-4%	2%	Interactive wagers (gaming)	2,066	1,890	9.3%

					Other
					Sports betting wagers (1)	1,050	988	6.2%
					Sports betting payout (%) (1)	83.1%	82.4%	0.7 pp

					(1) Includes virtual wagers and pools & horses

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			As	Constant	Key Performance Indicators			%
Period Ended December 31	FY ‘19	FY ‘18	Reported	FX	Period Ended December 31	FY ‘19	FY ‘18	Change
Gaming
Total revenue	2,301	2,306	0%	2%	Installed base units (end of period)
Gaming services	1,500	1,649	-9%	-6%	Casino	30,202	33,744	-10.5%
Terminal	1,116	1,239	-10%	-7%	VLT - Government sponsored (ex-Italy)	18,701	19,208	-2.6%
Other	385	410	-6%	-4%	VLT - Italy supplier (B2B)	7,501	8,058	-6.9%
Product sales	801	657	22%	24%	Total installed base units	56,404	61,010	-7.5%
Terminal	581	455	28%	29%	Yield (average gross revenue per unit per day)	$28.08	$27.72	1.3%
Other	220	202	9%	11%
					Additional Italian network details:
Lottery					VLT - Operator (B2C)	11,020	10,991	0.3%
Total revenue	2,070	2,161	-4%	-2%	AWP	40,892	42,928	-4.7%
Lottery services	1,960	2,034	-4%	-1%
FMC	1,852	1,905	-3%	0%	Machine units shipped
Instant ticket & draw games	1,834	1,910	-4%	-1%	New/expansion	5,814	5,797	0.3%
Other services	18	(4)	NM	NM	Replacement	36,211	26,742	35.4%
LMA	108	129	-16%	-16%	Total machines shipped	42,025	32,539	29.2%
Product sales	110	127	-13%	-12%
					Global lottery same-store revenue growth
Other					Instant ticket & draw games			4.5%
Total revenue	415	364	14%	20%	Multistate jackpots			-23.9%
Service revenue	400	363	10%	16%	Total lottery same-store revenue growth (ex-Italy)			0.8%
Product sales	15	2	NM	NM	Italy lottery revenue growth			0.9%

Consolidated
Revenue	4,786	4,831	-1%	2%
Operating Income:
Segment total	1,168	1,199	-3%	1%
Purchase accounting	(293)	(325)	-10%	10%
Corporate support	(238)	(226)	5%	-8%
Total	637	647	-2%	3%